Filed by Allied Waste Industries, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:
Allied Waste Industries, Inc. (Commission File No. 001-14705)
Dear Fellow Allied Employee,
We are excited to announce today that Allied Waste and Republic Services are merging to create a leader in the waste and environmental services industry. The press release issued this morning and included in this email will answer many of your questions about today’s announcement.
This merger brings together the strengths of two great companies and integrates executives from both teams. We will blend the best practices and complementary assets of the two companies to provide significant operating efficiencies, unmatched customer service and expanded opportunities for employees. Over the near term, very little will change for the vast majority of our employees. Over the longer term, we are confident that our employees will benefit from the enhanced career opportunities that result from a larger, stronger company positioned for future success.
The combined company, which will be named Republic Services, Inc., will be headquartered in Phoenix, Arizona. Jim O’Connor will become Chairman and Chief Executive Officer of the combined company. Don Slager will become President and Chief Operating Officer and Tod Holmes will become Chief Financial Officer. John Zillmer will remain with the company until the close of the transaction.
Until the completion of the merger, which is expected by the end of 2008, it will be business as usual for both Allied and Republic. In fact, we must continue to operate as two separate and successful companies until the transaction is complete.
Completing this merger and fully integrating our two companies will take time. An integration team made up of individuals from both companies will be working over the remainder of the year to plan the integration and to ensure an effective transition.
What we can tell you now is that we are bringing together two strong, well-positioned industry leaders to create a dynamic, environmental services organization of approximately 35,000 employees. We fully expect that this merger will result in only a limited number of job reductions as we consolidate corporate staffs and some overlapping service areas. We will work hard to ensure that each employee is supported in this transition and treated in a fair and equitable way. We will continue to communicate with you regularly as we work toward completion of the merger.
We know there will be questions about this merger and what it means to you, and we will do our best to answer them. We encourage you to visit the Allied intranet, which will be regularly updated with new information and which has a section for you to submit questions online. In addition, we have an employee hotline at 1-866-753-9914 where you can also leave your questions. You can also find out more about the merger at www.RepublicAllied.com.
Thank you for your hard work and dedication to Allied. We are depending on you to continue to serve our customers with the same commitment to excellence you always have.

Sincerely,

John Zillmer Chairman of the Board and CEO	Don Slager President and COO

Additional Information and Where to Find It.
This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation.
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.